# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Oriental Education & Technology Group Inc., CIK 0001372920
CUSIP: 647581107
Title of class of securities: common shares, par value US$0.001 per share
Address of issuer's principal executive offices: NO. 6 HAI DIAN ZHONG STREET, 9TH FLOOR, NO. 6 HAI DIAN ZHONG STREET, 9TH FLOOR, BEIJING, China (F4), 100080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001701717-25-000003
Filed by CIK 0001701717

## Reporting persons
- First Beijing Investment Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 59,286,690; shared voting power 0; sole dispositive power 133,274,220; shared dispositive power 0; aggregate amount beneficially owned 133,274,220 (8.1% of the class)
  Comment: Exempt Reporting Advisor

## Item 1. Issuer
Name of issuer: New Oriental Education & Technology Group Inc.
Address of issuer's principal executive offices: NO. 6 HAI DIAN ZHONG STREET, 9TH FLOOR, NO. 6 HAI DIAN ZHONG STREET, 9TH FLOOR, BEIJING, CHINA, 100080

## Item 2. Person Filing
Name of person filing: First Beijing Investment Limited
Address of principal business office or, if none, residence: 16th Floor, On Building, 162 Queens Road, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: These 133,274,220 common shares represent 62,120,900 common shares of the Issuer and 7,115,332 ADSs (each representing ten underlying common shares) of the Issuer.
Percent of class: 8.09%. The ownership is calculated based on 1,647,514,863 common shares of the Issuer outstanding as of May 31, 2024, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the "SEC") on September 25, 2024.
Sole power to vote or to direct the vote: These 59,286,690 ordinary shares represent 26,634,300 common shares of the Issuer and 3,265,239 ADSs (each representing ten underlying common shares) of the Issuer.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 133,274,220. Same as Item 4.(a)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Beijing Investment Ltd: LI JINGWEI, DIRECTOR (08/14/2025)